Exhibit 99.2

TAOP Signs Agreement to Acquire Taoping New Media Co., Ltd.

SHENZHEN, Mar. 19, 2021 — Taoping Inc. (NASDAQ: TAOP, the “Company”), a provider of internet-based smart display screens, and a new-media ecosystem that enables targeted advertising and online retail, announces today that it has entered into a share purchase agreement to acquire 100% equity interest in Taoping New Media Co., Ltd. (“Taoping New Media”). After the closing of the transaction, Taoping New Media will become a wholly owned subsidiary of Biznest Internet Technology Co., Ltd., a variable interest entity of TAOP.

Taoping New Media is a leading media operator in China’s out-of-home digital advertising industry. It has purchased smart display screens from TAOP since 2017 and built up its digital advertising network based on TAOP’s cloud platform. With perseverance and hard work, it expanded to over 200 cities in China and two international territories (Toronto and Singapore). Mr. Jianghuai Lin, the Chairman and CEO of TAOP, currently owns approximately 51% of Taoping New Media. TAOP has received revenues from sales of smart display screens and from providing technical services but received little advertising revenues. As more and more cities in Taoping network achieve profitability, it is advantageous for TAOP to take control of Taoping New Media. After the acquisition, Taoping New Media business is expected to be part of TAOP’s newly created Digital Culture Business Division, and TAOP will capture advertising revenue streams from Taoping network.

“Acquiring Taoping New Media is a key strategic step for TAOP. The acquisition will enable us to enter into a $25.5 billion out-of-home advertising market in China with end-to-end digital marketing solutions,” said Mr. Jianghuai Lin, the Chairman and CEO of TAOP. “We believe this transaction will add value to our shareholders who have invested in and supported our mission of making advertising and branding affordable and effective for everyone.”

About the Transaction: Pursuant to the share purchase agreement, as consideration TAOP has agreed to issue to the shareholders of Taoping New Media a total of 1,213,630 ordinary shares of TAOP, calculated by dividing $10.24 million by 90% of the average closing price of TAOP ordinary shares over the 20 trading days prior to the execution of the share purchase agreement. Mr. Lin, as the majority shareholder of Taoping New Media, will receive 614,369 ordinary shares. The closing of the transaction is subject to a number of conditions, including, without limitation, completion of all respective internal approval procedures of the parties, no material adverse impact on the assets, operation and management team of Taoping New Media prior to closing, and the satisfaction or waiver of other customary closing conditions. The parties intend to close the transaction no later than May 10, 2021. Both the board of directors of TAOP and the audit committee of board approved the transaction based on a written opinion rendered by Albeck Financial Services, the independent financial advisor to the board, to the effect that, as of the date of such opinion, the consideration in the transaction is fair to TAOP and TAOP’s shareholders, from a financial point of view.

About Taoping Inc.

Taoping Inc. (TAOP), is a leading provider of smart display terminals and solutions for targeted advertising and online retails. The Company provides the integrated end-to-end digital advertising solutions enabling customers to distribute and manage ads on cloud-based ad display screens. Connecting owners of Taoping screens, advertisers and consumers, it builds up a resource sharing “Smart IoT Screen Network- Taoping App - Taoping Go (e-Store)” media ecosystem to ultimately achieve the mission “our technology makes advertising and branding affordable and effective for everyone.” To learn more, please visit http://www.taop.com/.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of Taoping Inc., and its subsidiaries and other consolidated entities. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminologies such as “believes”, “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company and its subsidiaries and other consolidated entities or persons acting on their behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Taoping Inc.

Chang Qiu

Email: chang_qiu@taoping.cn

http://www.taop.com/

or

Dragon Gate Investment Partners LLC

Tel: +1(646)-801-2803

Email: taop@dgipl.com